China Dredging Group Co., Ltd. Reports Unaudited Second Quarter 2012 Results

FUZHOU, China, Sep. 21, 2012  /PRNewswire-Asia/ — China Dredging Group Co., Ltd. (together with its consolidated subsidiaries and variable interest entities, "China Dredging," the "Company," "we," "us" and "our"), one of the leading independent (non-state-owned) providers of dredging services in the PRC, today announced its unaudited financial results for the second quarter of 2012.

Six Months Ended June 30, 2012 Highlights

•	Revenues of $119.1 million, a 10.9% period-over-period increase

•	Gross profit of $63.5 million, a 3.5% period-over-period increase

•	Net income of $43.4 million, a 13.1% period-over-period decrease

•	Operating cash flow of $47.3 million, a 11.4% period-over-period increase

•	Cash of $158.4 million and working capital of $181.5 million as of June 30, 2012

Three Months Ended June 30, 2012 Highlights

•	Revenues of $59.6 million, a 4.1% period-over-period increase

•	Gross profit of $32.0 million, a 0.8% period-over-period decrease

•	Net income of $21.7 million, a 6.7% period-over-period decrease

"I am very pleased that we were able to deliver steady quarterly results in revenue in the first half of 2012," said Mr. Xinrong Zhuo, Chairman and Chief Executive Officer of China Dredging. "We expanded our dredging volume in the first half of 2012 and have taken steps to reconfigure our modern dredging fleet to allow us to continue completing multiple projects simultaneously and to deliver our services more effectively in those projects that require a variety of dredging methods. We expect to continue to gain recognition and increase our market share in China’s dredging industry.”

Recent Developments

In July 2012, we did not renew two dredgers lease agreements when the contracts expired, and terminated leasing one dredger in the consideration of its working efficiency. We try to integrate our management and technology for new projects. These three dredgers are not suitable for the new upcoming projects. As a result, we currently have 10 dredgers in our fleet, including 6 non-self-propelling cutter suction dredgers, 2 trailer suction hopper dredgers and 2 grab dredgers.

2012 Second Quarter Operating Results

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011

Contract Revenue	$59,594,550	$57,224,466	$119,094,081	$107,355,835
Percentage Change	4.1%		10.9%

Contract revenue increased by $2.4 million, or 4.1% (1.7% without foreign exchange effect), to $59.6 million for the three months ended June 30, 2012, compared to $57.2 million for the same period of 2011.  Contract revenue increased by $11.7 million, or 10.9% (7.4% without foreign exchange effect), to $119.1 million for the six months ended June 30, 2012, compared to $107.4 million for the same period of 2011. The increased contract revenue primarily resulted from the increase of our dredging volume and unit construction price, which is a price negotiated with the contractor for each specific project. We completed 32.8 million and 65.2 million cubic meters of dredging volume for the three and six months ended June 30, 2012, respectively, as compared to 31.9 million and 60.4 million cubic meters for the three and six months ended June 30, 2011, representing increases of 2.7% and 8.0%, respectively, in dredging volume. In addition, the unit construction price per cubic meter increased by $0.03, or 1.7% (-1.0% without foreign exchange effect), to $1.82 for the three months ended June 30, 2012 from $1.79 for the same period of 2011, and increased by $0.05, or 2.8% (-0.6% without foreign exchange effect), to $1.83 for the six months ended June 30, 2012 from $1.78 for the same period of 2011.  The increase was primarily due to an increase of demand for our dredging services and general market conditions.

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011

Gross Profit	$32,021,439	$32,277,577	$63,498,852	$61,368,982
Gross Profit Margin	53.7%	56.4%	53.3%	57.2%

Gross profit decreased by $0.3 million, or 0.8% (3.0% without foreign exchange effect), to $32.0 million for the three months ended June 30, 2012, compared to $32.3 million for the same period of 2011.  Gross profit increased by $2.1 million, or 3.5% (0.2% without foreign exchange effect), to $63.5 million for the six months ended June 30, 2012, compared to $61.4 million for the same period of 2011.  Our cost of contract revenue for three months ended June 30, 2012 increased by $2.6 million, or 10.5% (7.9% without foreign exchange effect), to $27.6 million, from $24.9 million for the same period of 2011.  Our cost of contract revenue for six months ended June 30, 2012 increased by $9.6 million, or 20.9% (16.9% without foreign exchange effect), to $55.6 million, from $46.0 million for the same period of 2011.  As a percentage of revenue, our cost of contract revenue increased from 43.6% for the three months ended June 30, 2011 to 46.3% for the same period of 2012, and it increased from 42.8% for the six months ended June 30, 2011 to 46.7% the same period of 2012. The increases in cost of revenue were primarily due to the increased headcount of employees and vessel leasing fee, the increasing price of consumable parts as well as the increased quantity demands for the projects. As a result, our gross profit margin decreased from 56.4% for the three months ended June 30, 2011 to 53.7% for the same period in 2012, and it decreased from 57.2% in six months ended June 30, 2011 to 53.3% for the same period of 2012.

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011

General and Administrative Expenses	$2,217,540	$2,201,241	$4,652,813	$4,151,924
Percentage Change	0.7%		12.1%

General and administrative expenses were $2.2 million for the three months ended June 30, 2012 and 2011.  General and administrative expenses increased by $0.5 million, or 12.1%, from $4.2 million for the six months ended June 30, 2011 to $4.7 million for the same period of 2012, which was primarily attributable to an increase in other taxes, such as business tax which is levied in the PRC based on revenue.  General and administrative expenses as a percentage of revenue were 3.7% and 3.8% for the three months ended June 30, 2012 and 2011 and 3.9% for both the six months ended June 30, 2012 and 2011.

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011

Gain on Obligation under Make-Good Escrow	$-	$6,135,280	$-	$12,433,807
Loss on Derivative	$(728,720)	$(5,461,731)	$(921,677)	$(5,484,583)

For the three and six months ended June 30, 2012, we had $0.7 million and $0.9 million, respectively, in net losses from the reductions of estimated obligations to investors that had been incurred as a result of our fourth quarter 2010 Private Placement, as compared to net gains of $0.7 million and $6.9 million, respectively, for the same periods of 2011. The gain on obligation under the make-good escrow related to our meeting earnings targets both in 2010 and 2011, resulting in release of the contingent liability and a resulting gain, which significantly impacted our other income (expense) for the three and six months ended June 30, 2011. There is no such gain or loss in 2012 as the make-good escrow expired on December 31, 2011. The loss on derivative related to the fair value adjustment to the embedded derivatives in our preferred shares issued in our 2010 Private Placement. These gains or losses have no income tax effect.

Taxable income decreased by 0.7% and increased by 3.1% for the three and six months ended June 30, 2012, compared to the same periods of 2011. Income tax expense decreased by $0.1 million, or 0.7%, to $7.5 million for the three months ended June 30, 2012, compared to $7.6 million for the same period of 2011.  Income tax expense increased by $0.4 million, or 3.0%, to $14.9 million for the six months ended June 30, 2012, compared to $14.4 million for the same period of 2011.  The applicable income tax was 25%, which was effective on January 1, 2008 in the PRC.

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011

Net Income	$21,723,917	$23,287,352	$43,392,735	$49,934,966
Percentage Change	-6.7%		-13.1%
Earnings per Diluted Ordinary Share	$0.35	$0.37	$0.69	$0.80

As a result of the foregoing, our net income decreased by $1.6 million, or 6.7% (8.6% without foreign exchange effect), to $21.7 million for the three months ended June 30, 2012, compared to $23.3 million for the same period of 2011.  Our net income decreased by $6.5 million, or 13.1% (15.8% without foreign exchange effect), to $43.4 million for the six months ended June 30, 2012, compared to $49.9 million for the same period of 2011.

As of June 30, 2012, we had cash of $158.4 million, total current assets $204.9 million, total assets of $322.9 million, total current liabilities of $23.4 million, no non-current liabilities, and a balance to Class A Preferred Shares of $50.0 million. We had a positive operating cash flow for the six months ended June 30, 2012 of $47.3 million, primarily attributable to the decrease in accounts receivable and prepaid expenses.

About China Dredging

China Dredging is one of the leading independent (non-state-owned) providers of specialized dredging services to the Chinese marine infrastructure market. With a modern fleet of ten dredging vessels, China Dredging has broad capabilities with which it is able to address diverse types of dredging projects. Its services, which require significant engineering and project management expertise, include on-site investigation and measurement, cost estimation, sediment and obstruction removal and transport and disposal of dredged material in an environmentally responsible manner. China Dredging conducts dredging operations through Fujian Xing Gang Port Service Co., Ltd., in which it holds a 50% equity interest, with the remaining 50% interest controlled by China Dredging pursuant to variable interest entity agreements.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking" statements regarding China Dredging's operating results and business prospects that involve substantial risks and uncertainties. You can identify some of these forward-looking statements by words or phrases such as "anticipate," "believe," "continue," "could," "estimate," "expect," "future," "intend," "likely to," "may," "plan," "project," "potential," "predict," "should," "scheduled to," "target," "will," "would," or similar words, as well as statements in the future tense, in connection with any discussion of future operating or financial performance. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of China Dredging, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements include, but are not limited to: continued public spending on PRC marine infrastructure; our ability to manage costs under our fixed-price contracts; our ability to maintain our concentrated customer base; the variable billing and payment cycles associated with our milestone contracts; our ability to maintain adequate working capital; our ability to expand our dredging fleet; unexpected adjustments or cancellations to our backlog; our ability to meet schedule requirements in our contracts; the significant competition in the markets in which we operate; our ability to attract and retain qualified personnel, including executive officers; extensive regulations of our business in the PRC; and political and economic policies of the Chinese government. Additional information and discussion of these risks, uncertainties, and other factors can be found in China Dredging's Annual Report on Form 20-F for the year ended December 31, 2011 and other filings by China Dredging with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this press release are made only as of the date hereof and China Dredging does not have or undertake any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise.

CONTACT: Alfred Ho, CFO of China Dredging, +86-591-8727-1266

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN US DOLLARS)

	(Unaudited)
	June 30, 2012	December 31, 2011
Assets
Current assets
Cash	$158,421,471	$112,409,544
Accounts receivable	23,478,578	27,020,183
Cost and estimated earnings in excess of billings
on contracts in progress	19,595,364	14,008,972
Prepaid expenses	-	4,767,072
Inventories	3,374,289	2,048,158
Other receivables	3,621	3,364
Total current assets	204,873,323	160,257,293

Other assets
Prepaid dredger deposits	22,823,862	23,038,180
Security deposits	48,418,070	48,872,718
Property, plant and equipment, net	46,777,556	51,131,051
Total other assets	118,019,488	123,041,949

Total assets	$322,892,811	$283,299,242

Liabilities and equity
Liabilities
Current liabilities
Accounts payable	$3,619,025	$3,653,008
Advance from a shareholder	1,006	-
Advance from related companies	13,536	13,664
Income tax payable	7,510,272	8,295,538
Accrued liabilities and other payables	3,070,387	4,045,227
Derivative liability	9,201,504	8,279,827
Total current liabilities	23,415,730	24,287,264
Total liabilities	23,415,730	24,287,264

Class A Preferred Shares, no par value; 25,000,000 shares authorized; 10,012,987 shares issued and outstanding (liquidation preference $50,064,935, less $0 discount) as of June 30, 2012 and December 31, 2011	50,064,935	50,064,935

Shareholders' equity
Ordinary shares, no par value; 225,000,000 shares authorized; 52,677,323 shares issued and outstanding as of June 30, 2012 and December 31, 2011	-	-
Statutory reserves	15,386,316	15,386,316
Additional paid-in capital	79,185,284	79,185,284
Retained earnings	141,951,831	98,559,096
Accumulated other comprehensive income	12,888,715	15,816,347
Total shareholders' equity	249,412,146	208,947,043

Total liabilities and equity	$322,892,811	$283,299,242

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(IN US DOLLARS)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011

Contract revenue	$59,594,550	$57,224,466	$119,094,081	$107,355,835

Cost of contract revenue, including depreciation of $1,836,678 and $1,781,374 for the three months ended June 30, 2012 and 2011, respectively, and $3,683,238 and $3,509,175 for the six months ended June 30, 2012 and 2011, respectively	(27,573,111)	(24,946,889)	(55,595,229)	(45,986,853)

Gross profit	32,021,439	32,277,577	63,498,852	61,368,982

General and administrative expenses	(2,217,540)	(2,201,241)	(4,652,813)	(4,151,924)

Income from operations	29,803,899	30,076,336	58,846,039	57,217,058

Other income (expense):
Interest income	182,678	122,927	331,085	195,055
Gain on exchange difference, net	-	-	1,124	-
Gain on obligation under Make-Good Escrow	-	6,135,280	-	12,433,807
Loss on derivative	(728,720)	(5,461,731)	(921,677)	(5,484,583)

Total other (expense) income	(546,042)	796,476	(589,468)	7,144,279

Income before income taxes	29,257,857	30,872,812	58,256,571	64,361,337

Income tax expense	(7,533,940)	(7,585,460)	(14,863,836)	(14,426,371)

Net income	21,723,917	23,287,352	43,392,735	49,934,966

Accretion of discount on Class A Preferred Shares	-	(400,519)	-	(6,135,012)

Net income attributable to ordinary shareholders	$21,723,917	$22,886,833	$43,392,735	$43,799,954

Earnings per ordinary share
- Basic	$0.41	$0.43	$0.82	$0.83

- Diluted	$0.35	$0.37	$0.69	$0.80

Weighted average number of ordinary shares outstanding
- Basic	52,677,323	52,677,323	52,677,323	52,677,323

- Diluted	62,690,310	62,690,310	62,690,310	62,690,310

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(IN US DOLLARS)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011

Net income attributable to ordinary shareholders	$21,723,917	$22,886,833	$43,392,735	$43,799,954

Other comprehensive income
Foreign currency translation (loss) gain	(2,771,628)	2,716,752	(2,927,632)	4,131,474
Total comprehensive income	$18,952,289	$25,603,585	$40,465,103	$47,931,428

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2012

(IN US DOLLARS)

	Ordinary Shares,					Accumulated
	with no Par Value					other	Total
	Number of		Statutory	Additional	Retained	comprehensive	shareholders'
	Shares	Amount	reserves	paid-in capital	earnings	income	equity

Balance as of December 31, 2011	52,677,323	$-	$15,386,316	$79,185,284	$98,559,096	$15,816,347	$208,947,043

Net income	-	-	-	-	43,392,735	-	43,392,735

Foreign currency translation loss	-	-	-	-	-	(2,927,632)	(2,927,632)

Balance as of June 30, 2012	52,677,323	$-	$15,386,316	$79,185,284	$141,951,831	$12,888,715	$249,412,146

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(IN US DOLLARS)

	For the Six Months Ended
	June 30,
	2012	2011
Cash flows from operating activities:
Net income	$43,392,735	$49,934,966
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation of property, plant and equipment	3,683,983	3,509,896
Gain on obligation under "Make-Good Escrow"	-	(12,433,807)
Loss on derivative	921,677	5,484,583

Changes in operating assets and liabilities:
Accounts receivable	3,309,205	(3,858,493)
Cost and estimated earnings in excess of billings
on contracts in progress	(5,749,657)	(6,539,230)
Other receivables	(291)	(1,090)
Prepaid expenses	4,749,940	-
Inventories	(1,352,935)	(292,991)
Accounts payable	-	1,902,762
Income tax payable	(712,176)	2,646,634
Accrued liabilities and other payables	(945,782)	2,104,309
Net cash provided by operating activities	47,296,699	42,457,539

Cash flows from investing activities:
Deposits paid for dredgers	-	(14,098,320)
Changes in security deposits	-	(12,259,409)
Purchase of property, plant and equipment	-	(1,879,843)
Net cash used in investing activities	-	(28,237,572)

Cash flows from financing activities:
Cash paid for deferred offering expenses	-	(983,702)
Advance from a shareholder	1,006	-
Net cash provided by/(used in) financing activities	1,006	(983,702)

Net increase in cash	47,297,705	13,236,265

Effect of exchange rate changes on cash	(1,285,778)	1,858,191
Cash at the beginning of the year	112,409,544	88,532,472
Cash at the end of the period	$158,421,471	$103,626,928

Supplemental disclosures of cash flow information:

Cash paid:
Income tax paid	$15,576,011	$11,779,737

Supplemental disclosures of non-cash transactions:

Accretion of discount on Class A Preferred Shares	$-	$6,135,012

Transfer of deposits paid for dredgers to property plant and equipment	$-	$12,633,764